SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES FOURTH QUARTER 2005 AND YEAR 2005 CONSOLIDATED RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

São Paulo, Brazil – February 23, 2006 – Tele Leste Celular Participações S.A. – “Tele Leste” or “TLE” (Bovespa: TLCP3 (ON = Common Shares); TLCP4 (PN = Preferred Shares); NYSE: TBE), announces today its consolidated results for fourth quarter of 2005 and year 2005 (4Q05 and 2005). Tele Leste is the holding company that controls 100% of Telebahia Celular S.A. and of Telergipe Celular S.A., leading wireless telecommunication service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of its total population.

HIGHLIGHTS
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Net Operating Revenue	143,1	141,3	1,3%	135,4	5,7%	561,8	487,0	15,4%
Net service revenues	121,2	120,5	0,6%	117,4	3,2%	478,1	428,0	11,7%
Net handset revenues	21,9	20,8	5,3%	18,0	21,7%	83,7	59,0	41,9%
Total Operating Costs	(133,0)	(112,7)	18,0%	(106,4)	25,0%	(471,2)	(377,9)	24,7%
EBITDA	10,1	28,6	-64,7%	29,0	-65,2%	90,6	109,1	-17,0%
EBITDA Margin (%)	7,1%	20,2%	-13,2 p.p.	21,4%	-14,3 p.p.	16,1%	22,4%	-6,3 p.p.
Depreciation and Amortization	(29,0)	(28,3)	2,5%	(27,4)	5,8%	(113,5)	(110,1)	3,1%
EBIT	(18,9)	0,3	n.a.	1,6	n.a.	(22,9)	(1,0)	n.a.
Net Income	(37,6)	(20,3)	85,2%	(11,9)	216,0%	(92,1)	(34,2)	169,3%
Loss per share (R$ per share)	(3,90)	(2,10)	85,2%	(1,24)	214,9%	(9,55)	(3,56)	168,4%
Loss per ADR (R$)	(3,90)	(2,10)	85,2%	(1,24)	214,9%	(9,55)	(3,56)	168,4%
Number of shares (million)	9,6	9,6	0,0%	9,6	0,3%	9,6	9,6	0,3%
Capex	65,2	16,1	305,0%	40,2	62,2%	128,2	103,5	23,9%
Capex over net revenues	45,6%	11,4%	34,2 p.p.	29,7%	15,9 p.p.	22,8%	21,3%	1,6 p.p.
Operating Cash Flow	(55,1)	12,5	n.a.	(11,2)	392,0%	(37,6)	5,6	n.a.
Customers (thousand)	1.477	1.437	2,8%	1.320	11,9%	1.477	1.320	11,9%
Net Additions (thousand)	40	15	167,6%	56	-28,9%	156	194	-19,4%

Tele Leste, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Celular Participações S.A.), Celular CRT Participações S.A. and Tele Sudeste Celular Participações S.A., make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand is Top of Mind within its coverage area. VIVO Group is a pioneer in 3rd generation services in Brazil, having launched the CDMA EV-DO technology in the main cities of the country and having won more than 40 prizes in 2005. In December 2005, VIVO Group exceeded 29 million customers, thus keeping its market leadership

.

HIGHLIGHTS 4Q05
  Christmas campaign focused on high value market segments.
  TLE’s customer base rose 11.9% over 4Q04, recording 1,477 thousand customers.
  Acquisition mix in 2005 presented an increase in the postpaid segment which represented 19.2% of net adds, 18.2 p.p. up when compared to 2004
  In the year over year comparison, the postpaid customer base increased by 10.8%, a result of the efforts for acquisition of customers in this market segment.
  SAC decreased by 21.3% and 4.0% when compared to 4Q04 and 3Q05, respectively, reflecting the Company’s selling efforts.
  Postpaid ARPU grew 3.9% in the accumulated total for 2005, over 2004, and 2.9% in relation to the previous quarter, in a market with four operators.
  Postpaid MOU increased by 12.2% and 3.2%, when compared to 4Q04 and 3Q05, respectively.
  Net services revenue of R$ 478.1 million recorded an increase of 11.7% in the accumulated total in the comparison between 2005 and 2004. In relation to 4Q04, the increase was 3.2%, following the growth in the customer base.
  Sustained growth of data revenues, that increased by 150.9% over last year, accounting for 5.3% of the net services revenue in 2005.
  Launching of new corporate solutions focused on high speed in data transmission, such as Smart Mail 3G and VIVO ZAP 3G.
  EBITDA of R$ 90.6 million with margin of 16.1% in the year-to-date total; if the PBD effects were excluded, the EBITDA would record a margin of 18.7%.

VIVO

Vivo launched a campaign in October 2005, called “Vivo e Você na Copa” (Vivo and You in the World Soccer Cup), which is focused on the current customer base (post and prepaid), aiming at increasing profitability. Such campaign will take 75 customers with companion to watch Brazil’s games in the 2006 World Soccer Cup, being valid until March 31, 2006. To end the year, Vivo granted an unprecedented and quite attractive benefit, easily understood by the customers, which was intended to exploit freedom in using wireless phones with the “Natal Bônus Livre” (Free Bonus Christmas), a bonus of R$ 40/month (during 6 months) for local calls to any direction (wireless or fixed telephone), conditioned upon monthly recharge and payment on time of postpaid bills, in addition to a data package (SMS and MMS).

Distribution Channels

On December 31, 2005, Tele Leste had more than 25 own purchase points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling more than 420 points of purchase, which are able to market services and cellular handsets, thus also making the Company a leader in number of distribution channels.

Basis for Presentation of Results

The 2005 and 2004 accumulated figures correspond to the values recorded in the twelve-month period ended on December 31 of the above mentioned years.

Some information disclosed for 4Q04, 3Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Disclosed totals are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TLE
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	1,477	1,437	2.8%	1,320	11.9%	1,477	1,320	11.9%
Contract	323	319	1.4%	292	10.8%	323	292	10.8%
Prepaid	1,154	1,118	3.2%	1,028	12.2%	1,154	1,028	12.2%
Market Share (*)	31.8%	34.4%	-2.6 p.p.	42.3%	-10.5 p.p.	31.8%	42.3%	-10.5 p.p.
Net additions (thousand)	40	15	167.6%	56	-28.9%	156	194	-19.4%
Contract	4	4	2.1%	9	-56.5%	30	2	1417.2%
Prepaid	36	11	227.7%	47	-23.3%	126	192	-34.4%
Market Share of net additions (*)	8.7%	4.1%	4.6 p.p.	16.2%	-7.5 p.p.	10.3%	18.1%	-7.8 p.p.
Market penetration (*)	29.2%	26.7%	2.5 p.p.	20.2%	9.0 p.p.	29.2%	20.2%	9.0 p.p.
SAC (R$)	105	109	-4.0%	133	-21.3%	129	123	4.7%
Monthly Churn	2.9%	2.9%	0.0 p.p.	3.3%	-0.4 p.p.	2.8%	2.9%	-0.1 p.p.
ARPU (in R$/month)	27.9	28.1	-0.7%	30.6	-8.9%	28.5	29.1	-2.1%
Contract	77.9	75.7	2.9%	80.3	-3.0%	77.4	74.5	3.9%
Prepaid	13.1	13.5	-3.2%	15.2	-14.1%	13.5	13.8	-2.2%
Total MOU (minutes)	86	88	-1.8%	93	-7.1%	89	89	-0.5%
Contract	242	235	3.2%	216	12.2%	231	193	19.9%
Prepaid	41	44	-7.9%	55	-26.3%	46	53	-13.8%
Employees	351	357	-1.7%	376	-6.6%	351	376	-6.6%

* Source Anatel

Operating Highlights
  The customer base increased by 11.9% and 2.8% in the comparison between 4Q04 and 3Q05, respectively, as a result of an intense marketing activity during Christmas’ campaign.
  It is also important to emphasize the growth of 10.8% both in relation to 4Q04 and in the year over year comparison, in the postpaid customer base. The prepaid customer base also grew 12.2% in the same periods, with the operator keeping its leadership within a competitive environment.
  SAC decreased by 21.3% and 4.0% in relation to 4Q04 and 3Q05, respectively, due to the reduction in the total subsidy, at the same time maintaining the customer retention efforts, specially focused to the medium and high end customers.
  The blended ARPU of R$ 27.9 remained almost stable in relation to 3Q05, due to the increase of 2.9% in the postpaid ARPU, despite having been impacted by the increase in total customer base, the partial Bill & Keep effect and the effects of the right planning programs (customer profile adequacy plans), such as Vivo Ideal and customer loyalty campaigns, which effects were recorded also in the accumulated total for 2005 over 2004.
  Increase of post-paid MOU by 19.9% and 12.2% in relation to the accumulated total for 2005 and to 4Q04, respectively, due to the increase in the outgoing postpaid MOU and to the campaigns for stimulating use of the intra-network. Total MOU remained almost stable in the year over year comparison and decreased by 7.1% in relation to 4Q04. It must be reminded that the prepaid MOU is impacted by the reduction in the inbound fixed to mobile traffic.

NET OPERATING REVENUES - TLE
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	72.6	68.8	5.5%	62.3	16.5%	270.6	222.2	21.8%
Network usage	45.6	48.1	-5.2%	52.4	-13.0%	194.8	195.1	-0.2%
Other services	3.0	3.6	-16.7%	2.7	11.1%	12.7	10.7	18.7%
Net service revenues	121.2	120.5	0.6%	117.4	3.2%	478.1	428.0	11.7%
Net handset revenues	21.9	20.8	5.3%	18.0	21.7%	83.7	59.0	41.9%
Net Revenues	143.1	141.3	1.3%	135.4	5.7%	561.8	487.0	15.4%

Net Services Revenue

The net services revenue grew 11.7% in the comparison of the accumulated totals for 2005 and 2004, recording R$ 478.1 million in 2005, and R$ 121.2 million in the quarter, which represents 3.2% growth in relation to 4Q04. Such growth is mostly caused by the increase in the customer base (with the same mix) and greater use of data services, however partially offset by the profile adequacy effects, such as Vivo Ideal and customer loyalty campaigns.

Regarding the 11.7% growth in the net services revenue it must be highlighted that “subscription and usage revenue” recorded 21.8% and 16.5% in the accumulated total for 2005 and in the comparison of 4Q05 over 4Q04, respectively, due to the increase in the total outgoing traffic, especially in the postpaid segment. In the service revenue composition, such increase was partially offset by the transition from fixed to mobile traffic to mobile to mobile traffic, with consequent drop in interconnection revenue, and the partial Bill & Keep effect.

Data revenues increased by 63.4%, in the year over year comparison, recording 5.3% of the net service revenues in 4Q05 (3.4% in 4Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. In 4Q05, the SMS accounted for 50.1% of data revenues. Average number of SMS messages sent in 2005 was approximately 4.4 million, exceeding by 39% the total recorded in 2004.

OPERATING COSTS - TLE
	According to Corporate Law
						Accum
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Personnel	(9.9)	(8.5)	16.5%	(9.4)	5.3%	(35.5)	(33.1)	7.3%
Cost of services rendered	(23.9)	(26.5)	-9.8%	(20.6)	16.0%	(97.6)	(84.1)	16.1%
Leased lines	(5.6)	(7.9)	-29.1%	(4.0)	40.0%	(24.5)	(18.7)	31.0%
Interconnection	(3.3)	(3.4)	-2.9%	(4.0)	-17.5%	(14.8)	(16.5)	-10.3%
Rent/Insurance/Condominium fees	(2.8)	(4.0)	-30.0%	(2.5)	12.0%	(13.2)	(11.4)	15.8%
Fistel and other taxes and contributions	(5.9)	(6.1)	-3.3%	(5.1)	15.7%	(23.7)	(20.4)	16.2%
Third-party services	(6.1)	(4.9)	24.5%	(4.9)	24.5%	(20.8)	(16.9)	23.1%
Others	(0.2)	(0.2)	0.0%	(0.1)	100.0%	(0.6)	(0.2)	200.0%
Cost of goods sold	(31.8)	(29.8)	6.7%	(36.4)	-12.6%	(35.5)	(33.1)	7.3%
Selling expenses	(59.6)	(33.6)	77.4%	(33.5)	77.9%	(97.6)	(84.1)	16.1%
Provision for bad debt	(25.0)	(5.2)	380.8%	(2.1)	1090.5%	(24.5)	(18.7)	31.0%
Third-party services	(32.6)	(24.3)	34.2%	(28.4)	14.8%	(118.0)	(87.1)	35.5%
Others	(2.0)	(4.1)	-51.2%	(3.0)	-33.3%	(8.8)	(10.9)	-19.3%
General & administrative expenses	(6.9)	(11.1)	-37.8%	(7.0)	-1.4%	(32.1)	(29.7)	8.1%
Other operating revenues (expenses)	(0.9)	(3.2)	-71.9%	0.5	n.a.	(5.2)	(3.6)	44.4%
Total costs before depreciation / amortization	(133.0)	(112.7)	18.0%	(106.4)	25.0%	(471.2)	(377.9)	24.7%
Depreciation and amortization	(29.0)	(28.3)	2.5%	(27.4)	5.8%	(113.5)	(110.1)	3.1%
Total operating costs	(162.0)	(141.0)	14.9%	(133.8)	21.1%	(584.7)	(488.0)	19.8%

Personnel Cost

The reduction in personnel cost in 2005 in relation to 2004 is due to the collective bargaining agreement, the investments in training and the incentive campaigns for the sales team. The positive variation between 4Q05 and 3Q05 is a result of the collective agreement signed in November/2005 and the effects in provisions and benefits.

Cost of Services Rendered

The 16.0% increase in the cost of services rendered in 4Q05, when compared to 4Q04, and of 16.1% in the accumulated total for 2005, in relation to 2004, is due to an increase in the Fistel Fee, larger number of links and negotiations of connection means due to increase in the customer base. Also contributed to the increased cost greater expenses with leases, insurances and condominium fees incurred during the promotional campaigns in the period and with third-party expenses, especially public utilities and plant maintenance.

Cost of Goods Sold

Cost of goods sold increased by 6.7% in relation to 3Q05, mostly due to the increased number of customer additions in the comparison between the periods. In the comparison between the accumulated total for 2005 and 2004, the 13.5% increase is due to the increase in the average customer base by 14.2%.

Selling Expenses

In 4Q05, selling expenses increased by 77.4% and 77.9% in relation to 3Q05 and 4Q04, respectively, caused by an increase in the commercial activity and consequent increase in expenses with third-party services, especially publicity, commissions, and post-sale “client care”.

The Provision for Bad Debt – PBD recorded the amount of R$ 25.0 million in 4Q05 and R$ 39.7 million in the year 2005.
In addition to the effect from adjustments in the recognition of the acquisition of customers, it must be mentioned that the company provisioned revenue from receivables of calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. It must be said that structural measures and process actions have been adopted, including substitution of systems and certification of analog networks and TDMA of other operators to substantially reduce said expenses.
Disregarding the above mentioned effects, we estimate that the PDD would have recorded R$ 12.8 million for 4Q05 and R$ 25.3 million for year 2005, in line with the business evolution.
By the same criterion, we estimate that the EBITDA in 4Q05 would have been  R$ 22.3 million with an EBITDA Margin of 15.6%. For the year 2005 the EBITDA would have been R$ 105.0 million with a 18.7% margin.

General and Administrative Expenses	In the accumulated total for 2005, the increase of 8.1% in relation to 2004, is especially due to the increment in data processing and public utilities expenses.

EBITDA

In the year-to-date figure, the EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 90.6 million, with 16.1% margin. The variation recorded in the EBITDA in the period reviewed was caused, among other factors, by the selling costs (Third-party and PDD), costs of goods sold and services rendered (connection means, Third-party services, Fistel and other fees and contributions), partially offset by the increase in the revenue from subscription and use of handsets.

Depreciation and Amortization	In 4Q05, the increase of 2.5% in relation to 3Q05 and 5.8% in relation to 4Q04 in depreciation and amortization caused by the activation of assets due to the conclusion of works.

FINANCIAL REVENUES (EXPENSES) - TLE
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Financial Revenues	(6,5)	17,9	n.d.	6,3	n.d.	53,9	34,0	58,5%
Exchange rate variation / Monetary variation	(8,0)	16,5	n.a.	4,3	n.a.	46,7	30,0	55,7%
Other financial revenues	1,7	1,4	21,4%	1,5	13,3%	7,5	5,6	33,9%
(-) Pis/Cofins taxes on financial revenues	(0,2)	0,0	n.a.	0,5	n.a.	(0,3)	(1,6)	-81,3%
Financial Expenses	(10,3)	(36,3)	-71,6%	(16,4)	-37,2%	(115,4)	(58,7)	96,6%
Exchange rate variation / Monetary variation	(1,8)	(0,2)	800,0%	16,8	n.a.	(2,5)	(2,0)	25,0%
Other financial expenses	(8,5)	(6,9)	23,2%	(4,2)	102,4%	(23,4)	(15,5)	51,0%
Gains (Losses) with derivatives transactions	0,0	(29,2)	n.a.	(29,0)	n.a.	(89,5)	(41,2)	117,2%
Net Financial Income	(16,8)	(18,4)	-8,7%	(10,1)	66,3%	(61,5)	(24,7)	149,0%

Financial Revenues (Expenses)

The net financial expense in 4Q05 was R$ 1.6 million less than that recorded in the previous quarter, especially due to the reduction in the interest rate in the period (4.74% in 3Q05 over 4.31% in 4Q05) assessed on the net debts and to expenses with non-recurring interest expenses caused by an infraction notice in 3Q05.

In the comparison between 4Q05 and 4Q04, Tele Leste recorded an increase in its net financial expense of R$ 6.7 million, which was caused, mainly, by an increase in the net debt (increase of R$ 86.9 million), as well as by an increase in the interest rate for the period (actual CDI of 3.99% in 4Q04 against 4.31% in 4Q05) on its debt.

Net Result	The loss recorded in the period was R$ 37.6 million. In the accumulated total for 2005 the loss recorded R$ 92.1 million.

LOANS AND FINANCING - TLE
	Nominated
	R$	US$	Total
Lenders (R$ million)
Financial institutions	144.0	173.0	317.0
Total	144.0	173.0	317.0
Exchange rate used	1.0000	2.3407

Payment schedule - Long Term
2007		8.5
2008		122.8
Total		131.3

NET DEBT - TLE
	Dec-31-05	Sep-30-05
Short Term	185.7	146.7
Long Term	131.3	116.6
Total debt	317.0	263.3
Cash and cash equivalents	(17.0)	(28.6)
Derivatives	44.1	89.6
Net Debt	344.1	324.3

Indebtedness

On December 31, 2005, Tele Leste’s debts related to loans and financings amounted to R$ 317.0 million (R$ 263.3 million on September 30, 2005), 55% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is reais-referenced. This debt was offset by cash and financial investments (R$ 17.0 million) and by derivative assets and liabilities (R$ 44.1 million payable) resulting in a net debt of R$ 344.1 million, a 6.1% increase in relation to September 2005.

The increase in the net debt in December 2005 is due to the negative cash flow in 4Q05, as well as to the service of debt cost (CDI: 4.31% in 4Q05).

CAPEX - TLE
R$ million				Accum
	4 Q 05	3 Q 05	4 Q 04	2005	2004
Network	50.5	8.0	20.1	86.7	66.9
Technology / Information System	3.7	0.7	5.0	5.6	6.2
Other	11.0	7.4	15.1	35.9	30.4
Total	65.2	16.1	40.2	128.2	103.5
% Net Revenues	45.6%	11.4%	29.7%	22.8%	21.3%

Capital Expenditures (Capex)

Capital expenditures of R$ 128.2 million in 2005 are basically due to the following factors: (i) improvement in the consolidation and rationalization of the information systems; (ii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iii) terminals and technology for meeting the corporate segment.

Capital Market

In 4Q05, TLE’s common shares (ON) and preferred shares (PN) appreciated by 120.2% and 133.6%, respectively, while the Bovespa (São Paulo Stock Exchange) index grew 5.9%. Between September and December 2005, the Company’s PN shares were traded in 100% of the floor trading sessions, with an average daily financial volume of trades of R$ 1.22 million. By the end of 4Q05, ON and PN shares were traded at R$ 30.50 and R$ 34.53, respectively.

The price of TLE’s level II ADRs appreciated by 115.0% in the quarter, against a 1.4% increase in the Dow Jones index. The closing price of TLE’s ADRs for the quarter was US$ 14.15.

Corporate Restructuring

The managements of Telesp Celular Participações S.A. (“TCP”) and Tele Leste Celular Participações S.A. (“TLE”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, informed to the public that their respective Boards of Directors, on December 04, 2005, approved the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for merger of TLE into TCP.

The managements of TCP and TLE consider that the Corporate Restructuring, with the consequent concentration of the shareholders of both Companies and of TLE’s equity in one sole publicly-held company, with consequent extinguishment of TLE, will simplify the present organizational structure, by reducing costs and increasing the equity value for the shareholders, allow their shareholders to hold interest in a company with higher liquidity in the Brazilian and foreign stock exchanges, and make easier the unification, standardization and rationalization of the general management of TCP’s and TLE’s businesses, allowing enhanced synergies between the referred Companies, which, either directly or through the respective operators controlled by them, already use “VIVO brand.

 In the Shareholders Meeting of TCP and TLE, held on February 22, 2006, the Corporate Restructure was duly approved and Telesp Celular Participações will be named VIVO PARTICIPAÇÕES S.A.. The full contents of the above mentioned terms and conditions may be obtained from our website www.vivo.com.br/ri.

Social Responsibility
  At the end of 2005, the Vivo Institute had already benefited more than 500 thousand persons in its sphere of influence through concentrated actions in education and environment, by means of partnerships with big institutions both in the private and in the public domains thus consolidating its performance.

  The Programa Vivo Voluntário (Vivo Volunteer Program) that operates in projects directed to help persons with visual deficiency, in its year and a half of existence, has more than 600 collaborators. In the last quarter 2005, inaugurated in Rio de Janeiro a tape recording studio and an audio library, two special places for the volunteers to tape read books and produce CDs that will be given to institutions that help people with visual deficiencies.

  By means of an initiative undertaken in the 2005 Christmas, the volunteers collected more than 6,000 gift packages throughout the Country. The packages contained toys and clothes for children that were distributed to kids sponsored by entities that have signed partnership agreements with the VIVO Institute.

  Vivo and Vivo Institute were awarded several prizes in the last quarter of 2005, among which the following are worthy of mention: the Environment Case Prize, to Vivo’s Waste Management project, awarded by Valor Econômico newspaper; Abrafort Prize to Vivo Volunteer Program; Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute; APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize; in addition to a mention to Vivo in the 2005 Good Corporate Citizenship for the support given to education projects, such as Young Excelling, carried out in partnership with Ayrton Senna Institute

Main Prizes, Awards and Events
  Vivo was awarded, in October, the Superbrand Awards 2005 trophy, delivered by Superbrands Brasil, an affiliate of Superbrands Global – an independent international organization engaged in worldwide brand evaluation and projection. This is the first national edition of this world project, which has been carried out for ten years in 50 countries.

  Vivo was further awarded, in November, with two trophies in the 2005 edition of the B2B Quality Standard prize, sponsored by Padrão Editorial. 94 companies participate in this ranking. Vivo has been also outstanding in the Info 2005 Prize, sponsored by Revista Info, of Abril publishing company. The prized case was the Vivo Localiza service. Such prizes evidence the market’s recognition of our efforts, besides attesting to the quality of Vivo’s professional staff.

  Vivo Open Air, the largest open-air cinema in the world, was awarded a prize in December by Cool Magazine, being considered the best event by Cool Magazine for the second consecutive year.

  Vivo was awarded the title of Year’s Advertiser in Caboré 2005 Prize. Vivo is the Caboré’s year advertiser, which prize is awarded by Meio & Mensagem newspaper.

Subsequent Events

Vivo has launched the digital roaming service in Minas Gerais and in 6 Northeast states. Starting in January 30, Vivo postpaid customers who buy a Motorola A840 – GLOBALMOTO handset will have available an automatic digital roaming service in all Brazilian states, in addition to the international roaming in more than 170 countries in the five continents, using the same handset and same Vivo telephone number.

BALANCE SHEET - TLE
R$ million
ASSETS	Dec 31. 05	Dec 31. 04

Current Assets	257.3	333.2
Cash and banks	2.4	5.3
Temporary cash investments	14.6	81.3
Net accounts receivable	148.3	127.7
Inventory	24.2	53.8
Advances to suppliers	1.1	0.6
Deferred and recoverable taxes	48.0	42.3
Derivatives transactions	0.1	0.4
Prepaid Expenses	12.6	9.6
Other current assets	6.0	12.2

Long Term Assets	205.7	232.8
Derivatives transactions	0.1	6.5
Deferred and recoverable taxes	189.4	211.5
Prepaid Expenses	1.3	1.8
Other long term assets	14.9	13.0

Permanent Assets	405.0	390.3
Plant, property and equipment	404.7	389.7
Deferred assets	0.3	0.6

Total Assets	868.0	956.3

LIABILITIES

Current Liabilities	425.1	286.5
Personnel, tax and benefits	6.5	6.7
Suppliers and Consignment	160.1	169.4
Taxes, fees and contributions	26.0	21.9
Interest on own capital	0.4	0.5
Loans and financing	185.7	52.3
Contingencies provision	10.9	8.0
Derivatives transactions	11.8	15.3
Other current liabilities	23.7	12.4
Long Term Liabilities	179.8	295.2
Loans and financing	131.3	261.8
Contingencies provision	9.6	6.8
Derivatives transactions	32.5	21.3
Other long term liabilities	6.4	5.3

Shareholder's Equity	263.0	374.5

Funds for capitalization	0.1	0.1

Total Liabilities	868.0	956.3

INCOME STATEMENTS - TLE
	According to Corporate Law
						Acumulado em:
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	210.0	206.3	1.8%	205.4	2.2%	828.3	709.5	16.7%
Gross service revenues	162.4	160.4	1.2%	153.3	5.9%	634.7	554.1	14.5%
Deductions – Taxes and others	(41.2)	(39.9)	3.3%	(35.9)	14.8%	(156.6)	(126.1)	24.2%
Gross handset revenues	47.6	45.9	3.7%	52.1	-8.6%	193.6	155.4	24.6%
Deductions – Taxes and others	(25.7)	(25.1)	2.4%	(34.1)	-24.6%	(109.9)	(96.4)	14.0%
Net Revenues	143.1	141.3	1.3%	135.4	5.7%	561.8	487.0	15.4%
Net service revenues	121.2	120.5	0.6%	117.4	3.2%	478.1	428.0	11.7%
Subscription and Usage	72.6	68.8	5.5%	62.3	16.5%	270.6	222.2	21.8%
Network usage	45.6	48.1	-5.2%	52.4	-13.0%	194.8	195.1	-0.2%
Other services	3.0	3.6	-16.7%	2.7	11.1%	12.7	10.7	18.7%
Net handset revenues	21.9	20.8	5.3%	18.0	21.7%	83.7	59.0	41.9%
Operating Costs	(133.0)	(112.7)	18.0%	(106.4)	25.0%	(471.2)	(377.9)	24.7%
Personnel	(9.9)	(8.5)	16.5%	(9.4)	5.3%	(35.5)	(33.1)	7.3%
Cost of services rendered	(23.9)	(26.5)	-9.8%	(20.6)	16.0%	(97.6)	(84.1)	16.1%
Leased lines	(5.6)	(7.9)	-29.1%	(4.0)	40.0%	(24.5)	(18.7)	31.0%
Interconnection	(3.3)	(3.4)	-2.9%	(4.0)	-17.5%	(14.8)	(16.5)	-10.3%
Rent/Insurance/Condominium fees	(2.8)	(4.0)	-30.0%	(2.5)	12.0%	(13.2)	(11.4)	15.8%
Fistel and other taxes and contributions	(5.9)	(6.1)	-3.3%	(5.1)	15.7%	(23.7)	(20.4)	16.2%
Third-party services	(6.1)	(4.9)	24.5%	(4.9)	24.5%	(20.8)	(16.9)	23.1%
Others	(0.2)	(0.2)	0.0%	(0.1)	1.00	(0.6)	(0.2)	200.0%
Cost of handsets	(31.8)	(29.8)	6.7%	(36.4)	-12.6%	(134.3)	(118.3)	13.5%
Selling expenses	(59.6)	(33.6)	77.4%	(33.5)	77.9%	(166.5)	(109.1)	52.6%
Provision for bad debt	(25.0)	(5.2)	380.8%	(2.1)	1090.5%	(39.7)	(11.1)	257.7%
Third-party services	(32.6)	(24.3)	34.2%	(28.4)	14.8%	(118.0)	(87.1)	35.5%
Others	(2.0)	(4.1)	-51.2%	(3.0)	-33.3%	(8.8)	(10.9)	-19.3%
General & administrative expenses	(6.9)	(11.1)	-37.8%	(7.0)	-1.4%	(32.1)	(29.7)	8.1%
Other operating revenue (expenses)	(0.9)	(3.2)	(0.72)	0.5	n.a.	(5.2)	(3.6)	44.4%
EBITDA	10.1	28.6	-64.7%	29.0	-65.2%	90.6	109.1	-17.0%
Margin %	7.1%	20.2%	-13.2 p.p.	21.4%	-14.3 p.p.	16.1%	22.4%	-6.3 p.p.
Depreciation and Amortization	(29.0)	(28.3)	2.5%	(27.4)	5.8%	(113.5)	(110.1)	3.1%
EBIT	(18.9)	0.3	n.a.	1.6	n.a.	(22.9)	(1.0)	n.a.
Net Financial Income	(16.8)	(18.4)	-8.7%	(10.1)	66.3%	(61.5)	(24.7)	149.0%
Financial Revenues	(6.5)	17.9	n.d.	6.3	n.a.	53.9	34.0	58.5%
Exchange rate variation / Monetary variation	(8.0)	16.5	n.d.	4.3	n.a.	46.7	30.0	55.7%
Other financial revenues	1.7	1.4	21.4%	1.5	13.3%	7.5	5.6	33.9%
(-) Pis/Cofins taxes on financial revenues	(0.2)	0.0	n.a.	0.5	n.a.	(0.3)	(1.6)	-81.3%
Financial Expenses	(10.3)	(36.3)	-71.6%	(16.4)	-37.2%	(115.4)	(58.7)	96.6%
Exchange rate variation / Monetary variation	(1.8)	(0.2)	8.00	16.8	n.a.	(2.5)	(2.0)	25.0%
Other financial expenses	(8.5)	(6.9)	23.2%	(4.2)	102.4%	(23.4)	(15.5)	51.0%
Gains (Losses) with derivatives transactions	0.0	(29.2)	n.d.	(29.0)	n.d.	(89.5)	(41.2)	117.2%
Non-operating revenue/expenses	(1.8)	0.0	n.a.	(1.5)	0.20	(1.6)	(1.9)	(0.16)
Taxes	(0.1)	(2.2)	-95.5%	(1.9)	-94.7%	(6.1)	(6.6)	-7.6%
Net Income	(37.6)	(20.3)	85.2%	(11.9)	216.0%	(92.1)	(34.2)	169.3%

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 Email: ri@vivo.com.br Information avaialable at the website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.